COLUMBIA FUNDS VARIABLE INSURANCE TRUST

One Financial Center

Boston, Massachusetts 02111

January 25, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Variable Insurance Trust

Registration Nos. 033-14954; 811-05199

Ladies and Gentlemen:

On behalf of Columbia Funds Variable Insurance Trust (the “Trust”), a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 the definitive notice of special meeting, proxy statement and forms of proxy and voting instruction cards in connection with a special meeting of shareholders of the series of the Trust (the “Funds”). The special meeting is to be held on March 3, 2010.

On September 29, 2009, Bank of America, N.A., the indirect parent company of Columbia Management Advisors, LLC (“Columbia Management”), entered into an agreement to sell a portion of the asset management business of Columbia Management Group, LLC to Ameriprise Financial, Inc. (“Ameriprise”) (the “Transaction”). The Transaction includes, among other things, a sale of that part of the asset management business of Columbia Management that advises long-term mutual funds, including the Funds. The Transaction is subject to certain approvals and other conditions to closing, and is currently expected to close in the spring of 2010 (the “Closing”). The Closing will cause the Funds’ current advisory and sub-advisory agreements to terminate. Additionally, in connection with the settlement order with the Securities and Exchange Commission on matters relating to mutual fund trading dated February 9, 2005, the Funds have voluntarily undertaken to, commencing in 2005 and not less frequently than every fifth calendar year thereafter, hold a meeting of shareholders at which the board of trustees will be elected. The last shareholder meetings to elect the board of trustees were held in 2005.

In connection with these matters, shareholder proxies are being solicited for the Funds to consider and vote on: (i) a proposed investment management services agreement with a new investment adviser, RiverSource Investments, LLC (“RiverSource”), a subsidiary of Ameriprise; (ii) with respect to Columbia Asset Allocation Fund, Variable Series, a proposed sub-advisory agreement with Nordea Investment Management North America, Inc., the current sub-adviser to Columbia Asset Allocation Fund, Variable Series; (iii) a proposal authorizing RiverSource to enter into and material amend sub-advisory agreements, in the future, with sub-advisers that are not affiliated persons of RiverSource, with the approval of the Trust’s board of trustees but without obtaining additional shareholder approval; and (iv) elect nominees to the Trust’s board of trustees. Proxy materials are expected to be mailed to shareholders on or about January 25, 2010.

If you have any questions, please contact me at (617) 772-3265.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel
Assistant Secretary